Exhibit (a)(8)

14911 Quorum Drive
Suite 600
Dallas, Texas 75254

February 12, 2007

Dear Fellow Shareholders,

On February 9, 2007, we announced that ElkCorp had terminated its merger agreement with affiliates of The Carlyle Group and entered into a merger agreement (the “BMCA Merger Agreement”) with affiliates of Building Materials Corporation of America (“BMCA”). Under the terms of the BMCA Merger Agreement, an affiliate of BMCA has agreed to amend its existing tender offer to acquire all of ElkCorp’s outstanding shares of common stock for $43.50 per share to conform the terms of such tender offer to the terms of the BMCA Merger Agreement (the tender offer as amended, the “BMCA Amended Tender Offer”). The price offered in the BMCA Amended Tender Offer is $1.50 per share higher than $42.00 offered by Carlyle, and represents a premium of approximately 73% over ElkCorp’s closing share price on November 3, 2006, the last trading day before ElkCorp announced that its Board of Directors and management were conducting a review of the Company’s strategic alternatives. The BMCA Amended Tender Offer will expire at midnight New York City time on Wednesday, February 21, 2007, unless extended in accordance with the terms of the BMCA Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Enclosed with this letter is an amendment to ElkCorp’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC. As described in greater detail in this document, on the recommendation of the Special Committee of independent, non-management directors and with the assistance of its legal and financial advisors, the Board of Directors recommends that ElkCorp shareholders ACCEPT the BMCA Amended Tender Offer and tender their shares in the BMCA Amended Tender Offer.

The completion of the BMCA Amended Tender Offer is subject to customary conditions, including that there be tendered in the offer a number of shares that, when added to shares already owned by affiliates of BMCA, amount to a majority of the shares outstanding on a fully diluted basis. Following the completion of the BMCA Amended Tender Offer, ElkCorp will be merged with and into an affiliate of BMCA and all remaining outstanding ElkCorp shares will receive the same price per share as paid in the BMCA Amended Tender Offer.

Should you have any questions regarding the enclosed Solicitation/Recommendation Statement, please contact MacKenzie Partners, Inc., the Company’s Information Agent, at 1-800-322-2885.

Very truly yours,

Thomas D. Karol
Chairman of the Board and
Chief Executive Officer

Additional Information and Where to Find It.  In connection with the tender offer by affiliates of Building Materials Corporation of America (“BMCA”), ElkCorp has filed a solicitation/recommendation statement on Schedule 14D-9, and amendments thereto, with the Securities and Exchange Commission (“SEC”). In connection with the proposed merger with affiliates of BMCA, ElkCorp expects to file a proxy statement with the SEC, if required by law. In connection with the tender offer by affiliates of The Carlyle Group (“Carlyle”), ElkCorp has filed a solicitation/recommendation statement on Schedule 14D-9, and amendments thereto, with the SEC. Investors and security holders are strongly advised to read these documents (when they become available in the case of those not yet available) because they contain or will contain important information about the tender offers and the proposed mergers.  Free copies of materials which are filed by ElkCorp will be available at the SEC’s web site at www.sec.gov; or through our Information Agent, MacKenzie Partners, Inc., at 1-800-322-2885 and at tenderoffer@mackenziepartners.com, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of ElkCorp’s participants in the solicitation is set forth in ElkCorp’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in proxy statements relating to any merger, if one is required to be filed, and in any solicitation/recommendation statements on Schedule 14D-9 when they become available.